Marked Copy

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

EZ Travel, Inc.

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(Name of Small Business Issuer in its charter)

Nevada 80-0001653

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(State or other jurisdiction of (I.R.S. Employer Identification Number)

incorporation or organization)

1928 Hodgenville, Suite 104, Las Vegas, NV 89106

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(Address of principal executive offices) (zip code)

Issuers telephone number: (702) 221-1952

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Securities to be registered under section 12(b) of the Act:

Title of Each Class Name on each exchange on which

to be registered each class is to be registered

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Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 60,000,000 shares authorized,

3,600,000 issued and outstanding as of March 31, 2002. Preferred Stock,

$.001 par value per share, 15,000,000 shares authorized, none issued nor outstanding as of March 31, 2002.

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FORWARD LOOKING STATEMENTS

EZ Travel, Inc., a developmental stage company (afterwards referred to

("EZ Travel") or the ("Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the

Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing,

words such as "may," "expect," "believe," "anticipate," "intend," "could,"

"estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. With respect to any forward-looking statements contained herein,

the Company believes that it is subject to a number of risk factors,

including: a limited operating history, its dependence on certain key personnel, the eventual need for additional capital, potential competition,

the possible inability to find suitable employees, possible regulatory hurdles created by changes in the ~~water supply, the effect of possible~~

~~droughts~~ travel industry, difficulties encountered creating a national presence in the travel industry, the inability to pay dividends, possible liabilities for service provided, and general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

2

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INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I ......................................................... 4

Item 1. Description of Business.................................. 4

Item 2. Management's Discussion and Analysis or Plan of

Operation................................................ 16

Item 3. Description of Property.................................. 18

Item 4. Security Ownership of Management and Others and Certain

Security Holders......................................... 19

Item 5. Directors, Executives, Officers and Significant

Item 2. Market Price of and Dividends of the Registrant's

Item 2. Changes in and Disagreements With Accountants on

3

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Part I

Item 1. Description of Business

(i) Business Development, Organization and Acquisition Activities

EZ Travel, Inc., a developmental stage company, hereinafter referred to as

"the Company", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on December 27, 2001. The

original articles of the Company authorized the issuance of sixty million

(60,000,000) shares of Common Stock at par value of $0.001 per share and fifteen million (15,000,000) shares of Preferred Stock at par value of $0.001.

On December 28, 2001, the Company issued two million (2,000,000) shares of its $0.001 par value Common Stock for cash of $2,000, held by one (1)

shareholders of record.

On February 21, 2002, the Company initiated a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the

Securities Act of 1933, as amended, which resulted in the sale of an additional 1,600,000 shares of its $0.001 par value common stock to approximately 36 shareholders. As of March 31, 2002, therefore, the number of common shares issued and outstanding is three million, six-hundred thousand (3,600,000).

EZ Travel, Inc. is developmental stage company, which plans to provide travel agency related services, such as booking reservations for cruises,

hotel, car rental, and prepared tour packages. The Company maintains an

Internet web site located at http://www.eztravellv.com. Information contained on EZ Travel's web site is not part of this registration statement.

The Company anticipates that the proceeds from the sale of the common shares offered in the 504 Offering referred to above were sufficient to provide the capital requirements to implement the Company's initial plans over the next twelve months. Per State of Nevada travel agency operating requirements, the Company will not be able to begin its operations until it obtains a $50,000 travel agency bond.

Management believes the Company's continued expansion is dependent upon the achievement of profitable operations in the future, of which there are no guarantees. This expansion may include the acquisition of customer and referral lists from major businesses in the Las Vegas area to help the Company build its customer base of frequent travelers. ~~This may include but not~~

~~limited~~ The Company could be required to secure additional financing to fully implement its entire business plan. Management believes to raise additional funding, the Company should be a fully reporting entity with the

U.S. Securities and Exchange Commission. In this sense, potential investors will have the opportunity to review the company's activities and financial status. There is no guarantee that such financing will be available to the Company, or if available, will be on terms and conditions satisfactory to management.

As a fully reporting company with the U.S. Securities and Exchange Commission,

("SEC") the company will be required to pay for financial audits and quarterly financial reviews, along with the legal preparation of the required documents to maintain its reporting status. Based on the future complexity of the business, the accounting and legal fees could cost the Company a minimum of

$5,000 to $10,000 per year. If the company fails to raise or generate sufficient funding to maintain its full reporting status, it will be required to withdraw its Registration with the SEC.

(ii) Principal Products and Principal Markets

EZ Travel, Inc. was incorporated to set up a travel agency based in Las

Vegas, Nevada. The Company initially plans to focus its efforts on booking cruise tours, hotels, air travel and car rentals for future clients who live in Las Vegas. This includes but is not limited to: travel activities including, receptions and services for organized groups and individuals. The

Company hopes to organize travel tours to various locations outside of the the Las Vegas area.

In order to achieve success in organizing travel tours, management believes the Company will need to implement the following:

a) Develop promotional tools to generate new business and new customers.

b) Increase marketing efforts of its travel services through the use of promotional activities.

c) Implement more selective profitability criteria for proposal work. (This is, base travel packages and destinations on the best group rates available.)

d) Maintain an image of professionalism, reliable and fast service with emphasis on customer service..

e) Secure new financing that will help pay the required start-up costs.

As stated earlier, under Nevada State law, the Company cannot book any travel for customers until it obtains a $50,000 travel bond. As the Company is under-

funded, it does not have the required resources to post a $50,000 security deposit. Therefore, the Company is seeking arrangements with Las Vegas bonding companies to obtain the required bonding, with its current resources.

As the Company seeks bonding, its management is evaluating various travel options for future travel tours. The assessment of these options include the cost to travel to various locations, lodging, the cost of attractions,

and the age group appeal to said locations. As an example, management is investigating the group cost of tours to the Grand Canyon in Arizona, or a cruise from Los Angeles, CA to Ensenada, Mexico. Once management weighs the cost effectiveness and profitability per tour, a potential customer list can be developed. Initially, the customer list will be derived from known acquaintances and past contacts in the travel agency.

The Traditional Travel Industry.

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The travel industry is large and growing. Historically, airlines, hotels,

rental car agencies, cruise lines and vacation packagers have relied on internal sales departments and travel agencies as their primary distribution channels. The traditional travel agency channel is highly fragmented, with few nationally recognized brands. According to the American Society of

Travel Agents, there are over 23,000 travel agencies operating in more than 33,000 locations in the United States alone, with the average travel agency generating less than $3 million in annual gross bookings per location.

Travel agents are compensated primarily through commissions paid by travel suppliers on services booked. Most travel agencies also charge service fees to their customers. Traditionally, standard retail base commission rates paid by travel suppliers to travel agents have been

0 to 10% for airline tickets, 10% for hotel reservations and car rentals, and 10% to 15% for cruises and vacation packages. In addition, travel agencies can earn significant performance-based incentive compensation from travel suppliers that can substantially impact financial performance. These commission rates and override commissions are determined by travel suppliers and are subject to frequent change. In recent years, commission cutting and capping has led to a reduction in average commission rates. In particular, major carriers such as, but not limited to American, Delta, Northwest, and United eliminated standard commissions to travel agencies in March of 2002.

Based on these deep cuts in commission, in order for EZ Travel to obtain some degree of success, plans to offer complete travel tour packages to a particular destination. These tours would cater to a particular age group based on the tour location.

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Travel agencies typically book reservations by telephone and fax and through electronic global distribution services ("GDS"), often referred to as GDS systems. Two such GDS systems are Galileo International's

Apollo system and SABRE Group Holdings Inc.'s SABRE system. The GDS

Systems provide real-time access to voluminous data on fares, availability and other travel information. The GDS data is constantly changing, with as many as one million airfare changes being made daily. Customers traditionally have relied on travel agents to access and interpret such rapidly changing information via complex and proprietary interfaces to GDS systems. As a result, the customer's prospects for obtaining the most favorable schedules and fares has been subject to the skill and experience of individual travel agents, whose availability may be limited, as well as to the commission offered to travel agents.

(iii) Status of Products and Services

The Company was incorporated in the State of Nevada on December 27, 2001

(file number: C34719-01)

The Company's president and CEO, Edward C. Zimmerman, III, has been actively involved in the travel industry for the past four years.

To date, the Company has taken the following initiatives and steps in order to further its operations and to implement its business plan:

a) The Company has developed a business plan and established administrative offices and an appropriate operating facility in Las Vegas, NV.

b) On February 21, 2002 the Company initiated a 504 offering which successfully generated $16,000, that has now been made available to implement the next phases of the Company's business plan.

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c) The Company has applied for permits to offer travel agency services.

d) Pursuant to NRS 598.375, the Company is required to post a $50,000 travel agency security bond. Based on the Company's limited resources, the Company is currently accessing various options to fulfill this requirement.

e) ~~d)~~ The Company has initiated plans to identify prospective customers for the travel agency services. Initially, the customer list will be derived from known acquaintances and past contacts in the travel agency.

Management views this as the most efficient and cost effective manner to develop a customer base.

The first priority for EZ Travel is to create new business in the Las Vegas area, which will cater to the residents of Las Vegas. ~~that will serve as the~~

~~model for the operations it hopes to set up in other areas. But as the~~

~~Company's procedures and modus operandi are being developed, one eye is being~~

~~kept clearly focused on creating replicable structures in all areas of its~~

~~business so that once the time is right, EZ Travel, Inc. will be prepared to~~

~~move confidently into a larger field of operations.~~ The Company's business plans encompasses the following strategies:

o Market its services to provide group tour packages.

o Identify travel locations, based on age demographics, where group tour packages can be offered.

o Obtain best group tour prices for travel, lodging, local travel,

and local attractions.

o Utilize known networking groups, e.g., senior centers, churches,

clubs, casino personnel, luncheon groups in the Las Vegas area, to market these group tour packages.

o Establish a reputation for EZ Travel, as a leisure travel agency.

The travel industry can be classified as follows:

Retail Travel Agencies

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Historically, individual travel agencies have been classified as commercial travel agencies or leisure travel agencies. Commercial agencies tend to be larger and focus on commercial accounts whose primary travel is for business purposes. Leisure agencies primarily deal with the general public for personal travel needs. Since EZ Travel plans to specialize in group travel tour, it considers itself a leisure travel agency.

Retail Travel Agency Industry Profile

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The latest U.S. Travel Agency survey reported that the number of retail agencies had declined between 1998 and 2000. However, the survey also showed a 25% annual increase in travel agencies' gross sales from 1998-2000. This dramatic increase in sales has occurred despite the competitive threat posed by emerging online travel companies and a host of other factors including reductions in commissions paid by airlines and many initiatives undertaken by travel service providers to do business directly with the travel consumer.

Moreover, the number of travel agencies reported as profitable has steadily increased from 71% in 1998 to 73% in 1999 to 76% in 2000.

According the U.S. Department of Commerce, the attrition rate for travel agencies is influenced primarily by sales volume. In 2000, for example, 9 out of every 10 agencies with gross sales in excess of $5 million were profitable; a number which fell to eight out of 10 for agencies doing between

$2 to $5 million and seven out of 10 for agencies in the $1 to $2 million range. Only six out of 10 agencies selling less than $1 million were profitable.

The U. S. Department of Commerce reports, the largest attrition has been with the smaller travel agencies. In 1998, for example, 30% of the travel agencies had less than $1 million in sales. While these agencies constituted the largest single category of agencies, they only accounted for 6% of the total retail agency sales. In contrast, in 2000, 19% of the travel agencies had less than $1,000,000 in sales and these agencies accounted for only 3% of the total retail agency sales.

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These figures reflect a strong consolidation trend in the retail travel agency industry. Smaller agencies are disappearing to the benefit of larger agencies. Larger agencies are enjoying increased profitability as their volumes increase. We expect this consolidation to continue and view it as a positive trend.

Las Vegas Travel Industry

In the Las Vegas, Nevada area, there are approximately 250 brick and mortar travel agencies, which serve the travel needs of both the local residents and people who travel through Las Vegas, who live elsewhere. Additionally,

there are approximately 10 travel clubs in Las Vegas, which provide vacation packages to their clients. The Company plans to differentiate itself from the other agencies by building a reputation in providing personalized tour packages catered to specific age groups, e.g., senior citizens.

Transition to Leisure Travel

----------------------------

The travel agencies have responded to these competitive challenges by increasing their attention to the sale of the more lucrative leisure and vacation travel. This has been particularly evident in the commercial agency sector as agencies have expanded their leisure travel offerings and targeted their corporate client bases. For example, according the U.S. Department of

Commerce, air travel sales by agencies have dropped as a percentage of gross sales from 61% in 1998 to 56% in 2000, while income from leisure travel sales increased from 49% in 1998 to 51% in 2000.

In 1997, for the first time since 1974, income from leisure travel sales by agencies exceeded 50% of gross revenues. Agencies typically receive 12%

to 20% commission on leisure sales. TravelnStore.com is specifically designed to address the leisure travel market, which continues to grow as the baby boom generation matures and uses its discretionary income for travel purchases.

~~Consortiums and Franchises~~

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~~A recent survey by Travel Weekly magazine showed that in 2001, 54% of~~

~~all agency locations were affiliated with a leisure-oriented consortium. Ten~~

~~years earlier, in 1990, only 36% of agency locations had such affiliations. In~~

~~addition, 14% of agencies were affiliated with franchises such as Uniglobe,~~

~~Carlson Wagonlit Travel and American Express. Consortiums are able to~~

~~negotiate with travel service providers to pay higher commission levels to~~

~~their travel agency members.~~

~~In addition to the higher commission levels for the member agencies, the~~

~~consortium typically receives an override commission based upon the total~~

~~sales of its member agencies. These overrides typically range between 1%~~

~~and 5% of gross sales.~~

Brick and Mortar Agency Sales Vs. Online Travel Sales

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Just as online retail sales compose only a small percentage of overall consumers spending, online travel sales represent only a small portion of overall travel industry gross receipts. For example, travel agents accounted for $126 billion in sales in 1997 whereas online travel sales amounted to only $654 million (approximately 0.5% of total receipts). Just the annual growth in agency sales of 5% or $6.3 billion between 1997 and 1998, is more than three times 1998 total online travel sales gross revenue. Many analysts have pointed out that rumors about the demise of travel agencies in the face of online sales competition are greatly exaggerated.

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Travel Service Providers

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The Company will be required to negotiate group fare discounts if it plans to be competitive. This means it will need to work with travel service providers which include cruise lines, package tour companies, car rental companies, hotel groups, destination resorts and airlines. The retail travel agency industry has traditionally supplied the major distribution infrastructure for travel service providers. Consequently, travel service providers have invested heavily in cultivating, educating and motivating travel agents to sell their products.

Agency Competitors

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In most cases, travel service providers also distribute their products directly to consumers. Traditionally this has been accomplished through consumer direct advertising and the use of in-house reservation centers or employees to field in-coming 800# telephone calls. This direct competition has always been a point of contention between travel agencies and travel service providers. Consequently, travel service providers have been judicious in their use of direct consumer marketing, oftentimes referring inquiries first to travel agencies and then to their own reservations staff.

Internet Marketing Initiatives

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Virtually all types of travel service providers are using online commerce to offer their services. The travel industry has embraced the Internet because it is a perfect medium for the inexpensive distribution of large amounts of information. Because the presentation of travel services has always employed photographs and maps, the graphical nature of the Internet is a perfect fit for the distribution of travel information.

However, the Internet is not a conversational medium. What is presented is what is presented. To make an inquiry requires the use of e-mail, which usually has a long response cycle or the consumer must make a direct telephone call to the travel service provider. Consequently, only very simple travel services can easily be sold online. For this reason, the more complex and expensive leisure travel services continue to be sold by retail travel agencies on a person-to-person basis.

EZ Travel does not view the internet as a strategic method to build its customer base. It recognizes that it will be competing against companies who are better funded to utilize the internet to find customers. Management believes it can build its business through a referral network, based on the group package tours it plans to offer its clients.

~~Internet Competition Sensitivity~~

~~--------------------------------~~

~~Internet market initiatives by travel service providers have also been~~

~~burdened by their desire to not appear overly competitive with their~~

~~existing retail travel agency distribution networks. This is particularly~~

~~true of leisure travel service providers.~~

~~Online Travel Industry Major Players~~

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~~Three companies dominate the online commerce sector of the travel industry:~~

~~Preview Travel, Travelocity.com and Expedia.com. Each of these recorded~~

~~sales of approximately $250 million in 1999. Each of them also lost tens of~~

~~millions of dollars. Together they share 40% of a market projected to grow~~

~~to $7 billion in the year 2002. These three companies have rapidly solidified~~

~~their position of dominance by obtaining so-called "portal" agreements to be~~

~~the travel service providers for many of the major access sites to the~~

~~Internet. For example, Preview Travel has portal agreements with AOL.com,~~

~~Excite.com, Lycos.com and Webcrawler.com. Expedia is paired with~~

~~Microsoft.com, Infoseek.com, MSN.com and Travelocity.com links with Yahoo.com~~

~~and Netscape.com. All told, Web site portals garner over 150 million visits~~

~~per month by prospective consumers, any of whom, depending upon which site~~

~~they have accessed, can click directly into Preview, Expedia or~~

~~Travelocity.com to make a travel purchase or obtain travel related~~

~~information.~~

~~Online Travel Industry Losses~~

~~-----------------------------~~

~~The reasons online travel agencies have incurred substantial losses is~~

~~that they have substantial expenses. Multi-million dollar costs associated~~

~~with acquiring and maintaining portal agreements and other advertising and~~

~~promotional expenses to generate traffic volume to their sites have insured~~

~~that these large online agencies will not turn a profit in the foreseeable~~

~~future. In addition, they have incurred the expenses of setting up the~~

~~online agency, acquiring and training travel agents and other significant~~

~~operating expenses.~~

Marketing and Advertising

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The Company's marketing and advertising strategy is two-fold, one is to identify and find new clients, and two is to provide one-on-one customer service. Management of the Company has experience in the Las Vegas travel industry. He plans to utilize his travel agency contacts, and develop a referral base to build a client base for the Company. The

Company does not have the resources to initiate a media campaign.

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(iv) Risk Factors

a) LIMITED OPERATING HISTORY MAKES POTENTIAL DIFFICULT TO ASSESS. The

Company was incorporated in the State of Nevada on December 27, 2001 (file number: C34719-01) As of the date of this document, the Company has developed a business plan, established administrative offices and an operating facility at Las Vegas, NV, and begun the process of identifying prospective customers for its travel agency business.

The Company has limited operating history and must be considered to be

~~only a step away from the status of~~ a developmental stage company.

Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, competition, the absence of an operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these problems, expenses that are frequently incurred in the operation of a new business and the competitive environment in which the Company will operate.

b) EVENTUAL NEED FOR ADDITIONAL CAPITAL. As of March, 2002, the Company

initiated a 504 Offering and was able to generate enough working capital to implement plans for the first year of its operations. However, ~~the Company~~

~~will eventually need a good deal~~ management believes the Company will need

$75,000-$100,000 of additional capital in order to expand its operations.

Especially when it begins to expand beyond the Las Vegas area, ~~the Company~~

~~will need a large~~ management believes the Company will need $75,000-$100,000 reserve of capital from which to draw in order to fund additional operations,

get the required licenses, identify customer bases, ~~so on~~ organize travel tours, and be able to advance book transportation and lodging for group tours.

This need for additional funds will be derived somewhat from internal revenues and earnings, but the vast majority will be received from future stock offerings. These future offerings could significantly dilute the value of any previous investor's investment value.

c) OPERATING LOSSES, NEGATIVE CASH FLOW FROM OPERATIONS LIKELY FOR

FORESEEABLE FUTURE. There is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional ~~financing~~

$75,000-$100,000 through a Regulation D, 505 or 506 Offering to fully implement its entire business plan.

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It is important to note that the Company anticipates that it will incur losses and negative cash flow over the next twelve (12) ~~to eighteen (18)~~

months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations.

d) STRONG COMPETITION COULD CUT INTO COMPANY'S MARKET. Competition for

travel services is very intense. Competition comes from both the traditional travel agencies and internet on-line booking services. There is no guarantee that the public will support EZ Travel in the future. Other companies, with greater financial resources, could enter the Las Vegas area, or current competitors could find ways to out perform EZ Travel, at the Company's expense.

~~The Company may face competitive pressure due to the expansion of current~~

~~and the creation of new technologies. Increased competition could reduce~~

~~the Company's future operating margins and profitability, and result~~

~~diminished its brand recognition, which would materially and adversely affect~~

~~its business, results of operations and financial condition, and thus~~

~~significantly reduce the revenue the Company derives from its override~~

~~agreement.~~

EZ Travel will compete with both online and traditional sellers of the products and services.

Current and new competitors can launch new websites at a relatively low cost.

In addition, the traditional retail industry for the products and services EZ

Travel will offer is intensely competitive.

The Company will compete with a variety of companies with respect to each product or service it offers. With respect to travel products, these competitors include:

o Internet travel services such as Expedia, Travelocity.com and

Hotwire, a Web site that offers discounted fares on opaque

inventory;

o traditional travel agencies;

o consolidators and wholesalers of airline tickets and other travel products, including consolidators such as Cheaptickets.com and

Hotel Reservation Network;

o individual or groups of airlines, hotels, rental car companies,

cruise operators and other travel service providers; and

o operators of travel industry reservation databases such as

Worldspan and Sabre.

A number of airlines have invested in and offer discount airfares and travel services through their own internet websites. Competition from these and other sources could have a material adverse effect on the Company's business, results of operations and financial condition.

Furthermore, the Company's desire to expand could expose it to competition both from large companies who share the desire to operate in a national arena and from the established companies in various regions and areas of the country who would be fighting for the same customers as those of EZ Travel or its affiliates and associated entities.

Some of the Company's current and potential competitors have competitive advantages due to various factors, which include, among others:

o greater brand recognition and web site traffic;

o longer operating histories;

o larger customer bases;

o greater financial, marketing and other resources; and

o ability to secure products and services from travel suppliers with greater discounts and on more favorable terms than we can.

These and other competitors may be able to replicate the factors that might make

EZ Travel successful. In addition, EZ Travel may face competitive pressure due to the expansion of current and the creation of new technologies

e) ~~h)~~ Risks associated with Rapid Technological and Other Changes. The markets in which EZ Travel competes are characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing consumer demands.

The Company may not be able to keep up with these rapid changes. In addition,

these market characteristics are heightened by the emerging nature of the

Internet and the apparent need of companies from many industries to offer

Internet-based products and services. As a result, the Company's future success will depend on our ability to adapt to rapidly changing technologies,

to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require

EZ Travel to incur substantial expenditures to modify or adapt its services or infrastructure.

f) ~~e)~~ COMPANY MAY FAIL TO CONVINCE ENOUGH CUSTOMERS TO USE ITS SERVICES. The

Company's plans to establish a travel booking business with a primary emphasis on cruises are obviously dependent on its ability to convince travelers in the Las Vegas area that it is the best option to provide ~~the service they~~

~~need~~ tour packages to a particular travel location. Despite the good reputation and strong referral base of the Company's management ~~and its strong~~

~~belief that EZ Travel will do very well~~, if it cannot establish itself as an effective business in its home market it will not be able to fulfill any of the more ambitious aspects of its business plan. There can be no assurances that this market acceptance will be forthcoming.

g) ~~f)~~ DEPENDENCE ON KEY PERSONNEL COULD LEAD TO PROBLEMS. The Company

currently relies heavily upon the services and expertise of Edward C.

Zimmerman, III. Should the Company be deprived of the services of its sole officer for any reason during this period of initial and expansion, the results would be devastating to the Company and could lead to its dissolution.

~~g) POSSIBLE INABILITY TO FIND SUITABLE EMPLOYEES COULD LIMIT EZ TRAVEL'S~~

~~PROSPECTS. In order to implement the aggressive business plan of the~~

~~Company, management recognizes that additional staff will be required. The~~

~~Company's sole Officer is the only personnel at the outset. The Company~~

~~will require the hiring of an office assistant and sales agents.~~

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~~No assurances can be given that the Company will be able to find suitable~~

~~employees that can support the above needs of the Company or that these~~

~~employees can be hired on terms favorable to the Company.~~

h) DECLINES IN CONSUMER TRAVEL SPENDING COULD HARM THE COMPANY'S OPERATING

RESULTS. The majority of the company's expected revenue is expected to be derived from consumer spending in the travel industry. The travel industry,

especially leisure travel, depends on personal discretionary spending levels and suffers during economic downturns, recessions and international safety concerns. The travel industry is also highly susceptible to unforeseen events,

such as political instability, regional hostilities, terrorism, fuel price escalation, travel-related accidents, natural disasters, unusual weather patterns or travel industry related labor strikes. Any event that results in decreased consumer travel spending would likely have a negative effect on the

Company's operating results.

i) PLANS FOR EXPANSION MAY BE UNREALISTIC. The management of EZ Travel,

Inc. has confidence in its vision for the Company and believes that the time is ripe for a firm to develop and expand its ~~irrigation~~ travel business.

However the fact that none exists to this point is indicative of the strong possibility that the difficulties and challenges in creating such a company are too great to be overcome. Other companies, pursing this market have had such a vision and have been unsuccessful in their attempts to realize it.

This is especially the case, since more and more travel is booked over the internet, and traditional "store front" travel agencies have been losing business to internet bookings. ~~Customers often gravitate to local firms; the~~

~~realities of the business in the Northeast, for example, where winterizing~~

~~systems with a compressed air blowout to prevent the destruction of pipes by~~

~~freezing residual water are far different from those in the desert-like~~

~~conditions near the Company's home base and obviously any national company~~

~~needs to find its ways to deal with these differences.~~ Potential investors should carefully consider the possibility that the Company's plans to expand may not be realistic and could ultimately prove to be unworkable.

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j) GOVERNMENT REGULATION COULD UNDERMINE THE COMPANY'S PROFITABILITY.

Though the Company plans on obtaining all required federal and state permits, licenses, and bonds to operate its facilities, there can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies. The products and services EZ Travel plans to provide are subject to various federal, state and local regulations. For example, its travel service is subject to laws governing the offer and/or sale of travel services as well as laws requiring the Company to register as a "seller of travel."

~~k) LACK OF CASH DIVIDENDS. The Company has not paid any cash dividends~~

~~on the Common Shares to date, and there can be no guarantee that the Company~~

~~will be able to pay a cash dividends on the Common Shares in the foreseeable~~

~~future. Initial earnings that the Company may realize, if any, will be~~

~~retained to finance the growth of the Company. Any future dividends, of~~

~~which there can be no guarantee, will be directly dependent upon earnings of~~

~~the Company, its financial requirements and other factors that are not~~

~~determined. (See "CAPITALIZATION")~~

k) If the Company is unable to successfully replicate its business model in new markets, its future growth and operating results would be adversely affected. The Company plans to rely heavily on the expertise and referral base from its sole officer, who has knowledge of the travel industry in Las

Vegas, Nevada. The Company plans to develop its Market niche by organizing group tour packages. It may be difficult to replicate this model in new markets across the United States. Therefore, EZ Travel cannot be sure that this business model will be successful in other markets. For example, the

Company may be unable to train other personnel on how to develop another markets for its group tour packages. Future operating results would be adversely affected if the Company is unable to expand its operations.

l) SHARES SUBJECT TO RULE 144. On March 31, 2002, the Company had

2,000,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for two years from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid,

may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than three years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future. (See "PRINCIPAL STOCKHOLDERS")


m) POTENTIAL FLUCTUATION IN OPERATING RESULTS; QUARTERLY FLUCTUATIONS

~~The Company's operating results may fluctuate significantly in the~~

~~future as a result of a variety of factors, many of which are outside~~

~~the Company's control.~~ Seasonality in the travel industry is likely to cause quarterly fluctuations in EZ Travel's operating results. Based on Las Vegas travel industry trends, the Company expects travel tours to increase during late winter/early spring and fall and slightly lower during the middle of the summer when the temperatures for the area are in the triple digits. If the business expands beyond Las Vegas, seasonal fluctuations may affect EZ Travel in different ways. Because of the Company's limited operating history,

management does not know which seasonal patterns, if any, will predominate.

As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the

Company's business, results of operations and financial condition. If seasonality in the travel industry causes quarterly fluctuations, there could be a material adverse effect on the Company's business.

~~n) RISKS ASSOCIATED WITH NEW CAMPAIGNS AND ATTEMPTS TO EXPAND~~

~~There can be no assurance that the Company will be able to expand its~~

~~operations in a cost-effective or timely manner or that any such~~

~~efforts will maintain or increase overall market acceptance.~~

~~Furthermore, any concerted but unsuccessful attempts by the Company to~~

~~find new pay telephone sites or to expand its base beyond Houston~~

~~could damage the Company's reputation and diminish the value of its~~

~~name. Expansion of the Company's operations in this manner would also~~

~~require significant additional expenses and development, that could strain~~

~~the Company's management, financial and operational resources.~~

~~The lack of market acceptance of the Company's services could result~~

~~in the Company's inability to generate satisfactory revenues and its~~

~~inability to offset their costs could have a material adverse effect~~

~~on the Company's business, results of operations and financial~~

~~condition.~~

o) RISKS ASSOCIATED WITH ACQUISITIONS

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the

Company believes are strategic and would help it to expand its ~~pay~~

~~telephone sites or the regions within which it operates.~~ operations and/or future customer base.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business,

technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized.

Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s)

might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the

Company, or at all, and such financing, if available, might be dilutive.

p) NO MARKET EXISTS FOR THE COMPANY'S STOCK. There is currently no established public trading market for EZ Travel Industries securities. A trading market in EZ Travel's securities may never develop or, if developed, it may not be able to be sustained. If for any reason EZ Travel's common stock is not listed on the NASD OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so. Various factors, such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, changes in financial estimates by securities analysts and other factors may have a significant impact on the market price of EZ Travel's securities.


(v) Customers

The Company has yet to establish a customer base. There are no assurances that the Company will be able to offer products or services that would attract future customers from its competition.

(vi) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty

Agreements, or Labor Contracts

The Company regards substantial elements of its future and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The

Company plans to enter into confidentiality agreements with its future employees and any future consultants. ~~and in connection with its license~~

~~agreements with third parties and generally seeks to control access to its~~

~~irrigation business and other proprietary information.~~ Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in irrigation businesses may be uncertain, and no assurance can be given as to the future viability or value of any of the

Company's proprietary rights. This can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the

Company's business, results of operations and financial condition.

(vii) Effect of Existing or Probable Government Regulations and

Environmental Laws

~~EZ Travel plans to stay abreast of all federal, state, regional and local~~

~~regulations that are relevant to its business and maintain careful~~

~~compliance with them wherever necessary.~~

Certain segments of the travel industry are heavily regulated by the United

States and foreign governments, and accordingly, certain services which EZ

Travel plans to offer are affected by such regulations. For example, the

Company will be subject to United States Department of Transportation regulations prohibiting unfair and deceptive practices. The Company is subject to regulation by a number of states that have "seller of travel" acts.

These acts require the Company to register as a seller of travel, comply with certain disclosure requirements, post a bond or escrow funds and/or participate in state restitution funds. For example, in the State of Nevada,

pursuant to NRS 598.375, the Company is required to post a $50,000 travel agency security bond. The Company is also required to comply with State and

County licenses. Additionally, the Company's services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. These consumer protection laws could result in substantial compliance costs.


(viii) Employee

The Company currently has one (1) employee, who serves as President and Chief

Executive Officer. In order to further implement its business plan,

management recognizes that additional staff will be required. This would include an office assistant and sales agents as required to complete the work.

Item 2. Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

~~(i) In its initial approximately three month operating period ended March~~

~~31, 2002, the Company incurred a net loss of approximately $2,088 and a~~

~~negative cash flow of $1,808 from operations. The majority of these costs~~

~~was establishing operations. As at March 31, 2002, the Company had $13,311~~

~~cash in the bank. The Company has yet to generate any revenues from operations.~~

~~EZ Travel, Inc., a developmental stage company, was organized by the filing~~

~~of Articles of Incorporation with the Secretary of State of the State of~~

~~Nevada on December 27, 2001. The original articles of the Company authorized~~

~~the issuance of sixty million (60,000,000) shares of Common Stock at par value~~

~~of $0.001 per share and fifteen million (15,000,000) shares of Preferred Stock~~

~~at par value of $0.001. On December 28, 2001, the Company issued two million~~

~~(2,000,000) shares of its $0.001 par value Common Stock for cash of $2,000,~~

~~held by one (1) shareholder of record.~~

~~On February 21, 2002, the Company initiated a public offering of shares of~~

~~common stock of the Company pursuant to Regulation D, Rule 504 of the~~

~~Securities Act of 1933, as amended, which resulted in the sale of an~~

~~additional 1,600,000 shares of its $0.001 par value common stock. As of~~

~~March 31, 2002, therefore, the number of common shares issued and~~

~~outstanding is three million, six-hundred thousand (3,600,000).~~

~~EZ Travel, Inc. is developmental stage company, which plans to provide~~

~~travel related services, such as booking reservations for cruises, hotel,~~

~~air and car rental.~~

(i) In its initial approximately three (3) month operating period ended March

31, 2002, the Company incurred an operating net loss of $2,088 and a negative cash flow of $1,808 from operations. The majority of these costs were State incorporation fees and accounting costs. It has yet to receive any positive net income from operations.

The major components to expenses faced by the company in its day to day operations includes auditor fees, legal fees, posting a travel agency bond and general administrative expenses. Additionally the company plans to expend approximately $10,000 on a yearly salary for its sole officer. The Company does not plan to increase this salary unless the Company can become profitable.

If the Company becomes profitable, the company will further access salaries and adding additional personnel to the payroll. Management intends to continue minimize costs until such a time in its discretion it believes expansion would be prudent. One element in making this determination is positive cash flow on a quarterly basis. If or when the company is successful in achieving this quarterly positive cash flow, it is likely that the company will consider expanding its personnel which will increase costs.

In December of 2001, one (1) founding shareholder purchased 2,000,000 shares of the Company's authorized treasury stock for cash totaling $2,000. This original stock offering was made pursuant to Nevada Revised Statues Chapter

90.490. Additionally, in March of 2002, the Company completed an offering of one million six hundred thousand (1,600,000) shares of the Common Stock of the Company to approximately thirty-six (36) unaffiliated shareholders, which resulted in $16,000 to the company. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities

Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has three million six hundred thousand

(3,600,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty-seven (37) shareholders of record. Management has determined that the proceeds from the sale of all of the Common Shares sold in the public offering delineated above will be sufficient to provide the Company's capital needs for the next twelve (12)

months. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

The Company has no current commitments or other long-term debt. Additionally,

the Company has and may in the future invest in short-term investments from time to time. There can be no assurance that these investments will result in profit or loss.

As of March 31, 2002, the Company has yet to generate any positive net income from operations. The Company does not expect to generate positive cash flows from operations until it can further define its organized tour groups, and develop a client base. Management is evaluating locations for these proposed group tours. The company believes that it has sufficient liquidity and cash reserves for the next 12 months. Management believes it will need to raise approximately $75,000-$100,000 before it can successfully begin its operations.

The bulk of these funds will be required to establish a travel agency bond,

pay advance down payment fees for tours which would include travel, lodging,

and local transportation. While these expectations are formulated based upon prudent and conservative presumptions, there can be no assurance that in fact such projections will indeed come to fruition. The company does believe however, that by positioning itself as a fully reporting company with the U.S.

Securities and Exchange Commission, it will secure a more optimal position in the view of the investing public to invest funds in the Company. As such management believes that it would be more likely to attract additional investors via potential private placements for additional capitalization.

Notwithstanding such an assessment, the company is not presently aware of any specific interest from potential investors, nor is management certain that such additional private capital will be available or that the company will in fact be successful in securing additional capital. If or when the company reaches break-even point and can therefore demonstrate to potential private investors that it can generate net income or profits, then this factor, as a fully reporting company, will be utilized to market the company as an investment for private placement purposes. The raising an additional $75,000 to $100,000 privately via the issuance of common stock, debt, or hybrid instruments as of yet not determined. This capital infusion shall be used mainly for furtherance of the company's business plan to organize, book, and find potential customers for group tours. If the company cannot succeed in implementing such a strategy, then its prospects for growth are substantially undermined. ~~The Company could be required to secure additional financing of~~

~~to fully implement its entire business plan.~~ There are no guarantees that such financing will be available to the Company, or if available, will be on terms and conditions satisfactory to management. If additional financing does not become available to the Company, EZ Travel may be forced to terminate it business.

The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

There remains no guarantees that other companies might not be working on similar plans and that some of these may have better funding or more workable business plans. These could curtail the Company's earning potential or even force it out of business entirely.


~~Until the company can build a customer base, the Company does not expect to~~

~~generate enough profits to be fully profitable for at least the next twelve~~

~~(12) to eighteen (18) months.~~

~~(ii) No engineering, management or similar report has been prepared or~~

~~provided for external use by the Company in connection with the offer of~~

~~its securities to the public.~~

(ii) ~~(iii)~~ Management believes that the Company's future growth and success will be largely dependent on its ability to find and provide excellent customer service to clients who seek the services of a travel agency.

The Company has not incurred any research and development costs from December

27, 2001 (date of inception) through March 31, 2002. Any research activities are not expected to be borne by any of the Company's customers, of which there are none, but rather by the Company.

(iii) ~~(iv)~~ The Company does not expect to purchase or sell any of its facilities or equipment.

(iv) ~~(v)~~ Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B. Segment Data

EZ Travel has only one business segment, therefore, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3. Description of Property

A. Description of Property

The Company's corporate headquarters are located at: 1928 Hodgenville,

Suite 104, Las Vegas, NV 89106. Telephone number: (702) 221-1952. The space is provide to EZ Travel by its director at no cost to the business.

This space consists of approximately 250 square feet, with a dedicated phone line and fax line for the business. (See financial Note 4 entitled

"Related Party Transaction."

B. Investment Policies

The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the

Company does not intend to make such investments in the near future.


Item 4. Security Ownership of Management and Certain Security Holders

A. The following table sets forth information concerning stock ownership of (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the

Company to own beneficially more than five percent (5%) of the Common Stock of the Company. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.




Amount

Title Name and Address of shares Percent

of of Beneficial held by Date of

Class Owner of Shares Position Owner Acquired Class

-----------------------------------------------------------------------------


Common Edward Zimmerman, III Pres./CEO 2,000,000 12/28/01 55.55%

-----------------------------------------------------------------------------

All Executive Officers as a Group (1 person)



(1) c/o EZ Travel, Inc., 1928 Hodgenville, Suite 104, Las Vegas, NV 89106

B. Persons Sharing Ownership of Control of Shares

Edward C. Zimmerman, III owns and shares the power to vote ten percent

(10%) or more of the Company's securities.

C. Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D. Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the

Company.

E. Parents of the Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.


Item 5. Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:




Name Age Position Appointed

------------ --- ------------------------------ ---------


E. C. Zimmerman, III 23 Chairman of the Board 12/27/01

President, CEO, CFO

Secretary



B. Family relationships

Not applicable.

C. Work Experience

Edward C. Zimmerman, III, Director, President, CEO/CFO, Secretary

-----------------------------------------------------------------

Edward Zimmerman, III is 23 years, born in Philadelphia, PA on

October 19, 1978. In August 1991 he and his immediate family moved to

Las Vegas, Nevada. He participated in the J.R.O.T.C. leadership training program during high school and achieved the status of Battalion Executive

Officer (second in command) by his senior year. He graduated from Bonanza H.S.

June, 1996. He then attended Heritage College, Las Vegas, Nevada, where he graduated with honors in June, 1998, with a Diploma of Applied Science in Travel and Tourism. Upon graduation in June, 1998, from Heritage College he went to work for Ambassador Travel, where he worked as a travel agent until March, 2002.

At that time, he started and went to work for EZ Travel, Inc. He plans to devote approximately 20 hours per week to EZ Travel.


D. Involvement on Certain Material Legal Proceedings During the Last Five

Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

(i) Remuneration of Directors and Executive Officers




Compensation of Executive Officer

Name Title Salary Bonus Common Stock

----------------------------------------------------------------------


E. C. Zimmerman President/CEO $10,000 None None

All Executive Officers as a Group (1 person)



The Company currently does not have employment agreements with its executive officers. The executive officers will not draw any salary from the Company, and the Company - in order to prudently manage its limited financial resources - does not plan on compensating its executive officers for their present services rendered to the Company for the foreseeable future while EZ Travel is in its early stages. Edward Zimmerman, III,

is currently involved in other activities.

(ii) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from December 27, 2001 to May 31, 2002 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.


Item 7. Interest of Management and Others in Certain Transactions

By Board Resolution, the Company hired the professional services of Merdinger,

Fruchter, Rosen & Corso, P.C., 888 Seventh Avenue, Suite 2900, New York, NY

10106, Certified Public Accountants, to perform audited financials for the

Company. Merdinger, Fruchter, Rosen & Corso, P.C., own no stock in the

Company. The company has no formal contracts its CPA, who is paid on a fee-

for-service basis.

Mr. Edward C. Zimmerman, III, receives a salary of $10,000 per year to execute the company's business plan.

Because of the Company's development stage nature and its relatively recent inception, December 27, 2001, the Company has no relationships or transactions to disclose.


Part II

Item 1. Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2. ~~Market for Common Equity and Related Stockholder Matters~~ Market

Price of and Dividends of the Registrant's Common Equity and Other

Stockholder Matters.

A. Market Information

(1) The common stock of the Company is currently not traded on the OTC

Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the

Company's securities, but the Company may initiate such discussions in the future. In addition, being a start-up, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's

Common Stock.

(ii) There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C. Holders

As of ~~March~~ May 31, 2002 ~~2001~~, the Company has approximately 37 stockholders of record.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.


E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is

Holladay Stock Transfer, 2939 North 67th Place, Scottsdale, Arizona,

Phone: 480-481-3940.

Item 3. Recent Sales of Unregistered Securities

On December 28, 2001, the Company issued two million (2,000,000) shares of its $0.001 par value Common Stock for cash of $2,000, held by one (1)

shareholder of record.

On February 21, 2002, EZ Travel was issued a permit to sell securities by the

State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state (See Exhibit 99 "Notice of

Effectiveness"). The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On

March 31, 2002, EZ Travel completed a public offering of shares of our common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933,

as amended, and the registration by qualification of said offering in the

State of Nevada, whereby EZ Travel sold 1,600,000 shares of Common Stock to approximately 36 unaffiliated shareholders of record, none of whom were or are officers, directors or affiliates of the Company. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. The Company filed an original Form D with the Securities and Exchange Commission on or about March 31, 2002. As of March 31, 2002,

therefore, the number of common shares issued and outstanding is three million,

six-hundred thousand (3,600,000).

In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the March, 2002 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the March, 2002 offering:

a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

1. subject to the reporting requirements of section 13 or 15(d) of the

Exchange Act;

2. an investment company; or

3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.


At the time of the March, 2002 offering, EZ Travel was not subject to the reporting requirements of section 13 or section 15(d) of the Exchange

Act. Further, the Company is not now, nor at the time of the March,

2002 offering, considered to be an investment company. Finally, since its inception, the Company has pursued a pursued a specific business plan of providing travel booking services to customers in the Las Vegas, Nevada area.

b. Conditions to be met.

1. General Conditions. To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a),

(c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;

ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or

iii. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a). EZ Travel was issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in Nevada.

2. The aggregate offering price for an offering of securities under this Rule

504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504,

in reliance on any exemption under section 3(b), or in violation of section

5(a) of the Securities Act.


Item 4. Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors.

The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no such rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2) Potential Liabilities of Common Stockholders to State and Local

Authorities

No material potential liabilities are anticipated to be imposed on stock-

holders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities.

Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.


B. Preferred Stock

The authorized preferred stock of the corporation consists of 15,000,000 shares with a par value of $0.001 per share.

Five million (5,000,000) authorized Series A Preferred Shares with a par value of $0.001 and such other terms as determined by the board of Directors of the corporation prior to their issuance. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten (10) Common Shares.

Each Series A Preferred Share may be converted into ten (10) Common Shares upon approval by the Board of Directors of the corporation.

Five million (5,000,000) authorized Series B Preferred Shares with a par value of $0.001 per share and such other terms as may be determined prior to their issuance by the Board of Directors. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two (2) Common Shares.

Each Series B Preferred Share may be converted into two (2) Common Shares upon approval by the Board of Directors.

Five million (5,000,000) authorized Series C Preferred Shares with a par value of $0.001 per share and such other terms as may be determined by the Board of

Directors prior to their issuance. No Series C Preferred Share shall have voting rights.

The Company has not issued any preferred stock to date, nor have they developed the descriptive attributes of these preferred shares. The Company can issue shares of preferred stock in series with such preferences and designations as its board of directors may determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation, and conversion rights. This could dilute the voting strength of the holders of common stock and may help the

EZ Travel's management impede a takeover or attempted change in control.

C. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

D. Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

E. Nevada Anti-Takeover Provisions

The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada

Corporation Law apply to EZ Travel. Section 78.438 of the Nevada law prohibits the Company from merging with or selling EZ Travel or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the EZ Travel shares, unless the transaction is approved by EZ Travel's Board of Directors. The provisions also prohibit the Company from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of EZ Travel.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors,

officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities,

including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent


of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties;

provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the

Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit,

litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion,

direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article VII of the Articles of Incorporation states: " Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership,

joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the

Corporation as incurred and in advance of the final disposition of the action,

suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer."

"

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the

Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the

Securities Act and will be governed by the final adjudication of such issue.


Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

a) Financial Statements

EZ TRAVEL, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001


CONTENTS




PAGE


INDEPENDENT AUDITORS' REPORT F-1

BALANCE SHEETS F-2

STATEMENTS OF OPERATIONS F-3

STATEMENT OF STOCKHOLDERS' EQUITY F-4

STATEMENTS OF CASH FLOWS F-5

NOTES TO FINANCIAL STATEMENTS F-6-8



b) Interim Financial Statements are provided through March 31, 2002.

c) Financial Statements of businesses acquired or to be acquired are not provided at this time, as they are not applicable.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and

Financial Disclosure.

None -- Not applicable.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors of EZ Travel, Inc.:

We have audited the accompanying balance sheet of EZ Travel, Inc. (A

Development Stage Company) as of March 31, 2002 and December 31, 2001, and the

related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 2002, for the period from December 27, 2001

(inception) to December 31, 2001, and for the period from December 27, 2001

(inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Travel,

Inc. as of March 31, 2002 and December 31, 2001, the results of its operations and its cash flows for the three months ended March 31, 2002, for the period from December 27, 2001 (inception) to December 31, 2001, and for the period from December 27, 2001 (inception) to March 31 2002, in conformity with accounting principles generally accepted in the United States of America.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.

Certified Public Accountants

New York, New York

April 26, 2002

F-1


EZ TRAVEL, INC.

(A Development Stage Company)

BALANCE SHEETS




BALANCE SHEETS

March 31, December 31,

2002 2001

------------- ------------


ASSETS

Cash and cash equivalents $ 13,311 $ 2,000

------------- ------------

Total current assets 13,311 2,000

Property and equipment, net of accumulated

depreciation of $280 2,601 -

------------- ------------

TOTAL ASSETS $ 15,912 $ 2,000

============= ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Total current liabilities $ - $ -

------------- ------------

STOCKHOLDERS' EQUITY

Preferred stock, Series A:B:C; $0.001 par value;

5,000,000 shares authorized per series,

-0- shares issued and outstanding - -

Common stock, $0.001 par value;

60,000,000 shares authorized, 3,600,000 and

2,000,000 shares issued and outstanding 3,600 2,000

Additional paid-in capital 14,400 -

Deficit accumulated during

the development stage (2,088) -

------------- ------------

Total stockholders' equity 15,912 2,000

------------- ------------

Total liabilities and stockholders' equity $ 15,912 $ 2,000

============= ============



The accompanying notes are an integral part of these financial statements.

F-2


EZ TRAVEL, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS




STATEMENTS OF OPERATIONS

For the From From

Three December 27, December 27,

Months 2001 2001

Ended (Inception) to (Inception) to

March 31, December 31, March 31,

2002 2001 2002

--------- ------------ --------------


Revenue $ - $ - $ -

General and administrative expenses 2,088 - 2,088

--------- ------------ --------------

Loss from operations before provision

for income taxes (2,088) - (2,088)

Provision for income taxes - - -

--------- ------------ --------------

Net loss $ (2,088) $ - $ (2,088)

========= ============ ==============

Net loss per share - basic and diluted $ - $ - $ -

========= ============ ==============

Weighted average number of common shares 2,205,333 2,000,000 2,196,596

========= ============ ==============



The accompanying notes are an integral part of these financial statements.

F-3


EZ TRAVEL, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY




STATEMENT OF STOCKHOLDERS' EQUITY

Deficit

Accumulated

Additional During the Total

Preferred Stock Common Stock Paid-In Development Stockholders'

Shares Amount Shares Amount Capital Stage Equity

------- ------- --------- ------ -------- ----------- -------------


Balance,

Dec 27,2001

(Inception) - $ - - $ - $ - $ - $ -

Founder

shares

issued at

$0.001 - - 2,000,000 2,000 - - 2,000

------- ------- --------- ------ -------- ----------- -------------

Balance,

Dec 31,2001 - - 2,000,000 2,000 - - 2,000

Sale of

common stock

at $0.01

per share

from

Jan 3,2002

through

Mar 31,2002

(pursuant

to Rule 504

offering) - - 1,600,000 1,600 14,400 - 16,000

Loss for

the period - - - - - (2,088) (2,088)

------- ------- --------- ------ -------- ----------- -------------

Balance,

Dec 31,2001 - $ - 3,600,000 $3,600 $ 14,400 $ (2,088) $ 15,912

======= ======= ========= ====== ======== =========== =============



The accompanying notes are an integral part of these financial statements.

F-4


EZ TRAVEL, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS




STATEMENT OF CASH FLOWS

For the From From

Three December 27, December 27,

Months 2001 2001

Ended (Inception) to (Inception) to

March 31, December 31, March 31,

2002 2001 2002

--------- ------------ --------------


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss $ (2,088) $ - $ (2,088)

Adjustments to reconcile net loss to net

cash used by operating activities:

Depreciation and amortization 280 - 280

--------- ------------ --------------

NET CASH USED IN OPERATING ACTIVITIES (1,808) - (1,808)

--------- ------------ --------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixed assets (2,881) - (2,881)

--------- ------------ --------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of capital stock 16,000 2,000 18,000

--------- ------------ --------------

Net change in cash 11,311 2,000 13,311

Cash - beginning of period - - -

Cash - end of period $ 13,311 $ 2,000 $ 13,311

========= ============ ==============

Supplemental Information:

Cash payments made for:

Income taxes $ - $ - $ -

========= ============ ==============

Interest $ - $ - $ -

========= ============ ==============



The accompanying notes are an integral part of these financial statements.

F-5


EZ TRAVEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES

Nature of Operations

--------------------

EZ Travel, Inc. (the "Company") is currently a development-stage company under the provisions of the Financial Accounting Standards

Board ("FASB") Statement of Financial Accounting Standards ("SFAS")

No. 7. The Company was incorporated under the laws of the state of

Nevada on December 27, 2001.

Use of Estimates

----------------

The preparation of financial statements in conformity with

generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

-------------------------

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash

equivalents.

Property and equipment

----------------------

Property and equipment is stated at cost. Depreciation and

amortization is computed using the straight-line method over the estimated useful lives of the various classes of assets.

Long-Lived Assets

-----------------

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets

and for Long-Lived Assets to be Disposed of," requires that long-

lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment

whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined that no impairment loss need be recognized for applicable assets of operations.

Income Taxes

------------

Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income

Taxes." Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

F-6


EZ TRAVEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES (Continued)

Earnings Per Share

------------------

The Company calculates earnings per share in accordance with SFAS

No. 128, "Earnings Per Share," which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share

("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the

period. The computation of DEPS does not assume conversion,

exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of December 31, 2001, the

Company had no securities that would effect loss per share if they were to be dilutive.

Comprehensive Income

--------------------

SFAS No. 130, "Reporting Comprehensive Income," establishes

standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

NOTE 2 - INCOME TAXES

The components of the provision for income taxes for the period from December 27, 2001 (inception) to March 31, 2002 are as

follows:

Current Tax Expense

U.S. Federal $ -

State and Local -

---------

Total Current -

---------

Deferred Tax Expense

U.S. Federal -

State and Local -

---------

Total Deferred -

---------

Total Tax Provision (Benefit) from

Continuing Operations $ -

=========

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

F-7


EZ TRAVEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001

NOTE 2 - INCOME TAXES (Continued)

Federal Income Tax Rate 34.0%

Effect of Valuation Allowance (34.0)%

--------

Effective Income Tax Rate 0.0%

========

At March 31, 2002, the Company had a net carryforward losses of

$2,088. Because of the current uncertainty of realizing the

benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of March 31, 2002 are as follows:

Deferred Tax Assets

Loss Carryforwards $ 710

Less: Valuation Allowance (710)

-------

Net Deferred Tax Assets $ -

=======

Net operating loss carryforwards expire in 2021.

NOTE 3 - COMMON STOCK

On December 27, 2001, the Company issued 2,000,000 shares of its

$0.001 par value common stock to its founders for cash of $2,000.

During March 2002, the Company issued 1,600,000 shares of its

$0.001 par value common stock at $0.01 per share for cash of

$16,000. The shares were issued pursuant to Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933 offering.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property.

The officers/directors of the Company provide office and other services without charge. Such costs are immaterial to the

financial statements and, accordingly, have not been reflected therein. These individuals are involved in other business

activities and may, in the future, become involved in other

business opportunities. If specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

F-8


Part III

Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

EXHIBIT INDEX

The following exhibits are filed as part of this Registration statement with the Securities and Exchange Commission, following Item 601 of Regulation

S-B. All exhibits refer to EZ Travel, Inc., unless otherwise indicated.

-------------------------------------------------------------------------

EXHIBITS

SEC REFERENCE TITLE OF DOCUMENT LOCATION

NUMBER

-------------------------------------------------------------------------

3(a) Articles of Incorporation* Previously

(Filed on December 27, 2001) filed

-------------------------------------------------------------------------

3(b) Bylaws* Previously

(Adopted December 21, 2001) filed

-------------------------------------------------------------------------

4 Sample Stock Certificate* Previously

filed

-------------------------------------------------------------------------

23 Consent of CPA* Previously

filed

-------------------------------------------------------------------------

99 Notice of Effectiveness issued by Previously

Nevada Secretary of State* filed

-------------------------------------------------------------------------

* Previously filed as an exhibit to the Company's Form 10SB12G filed on

May 2, 2002.


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EZ Travel, Inc.

-----------------------------

(Registrant)

Dated: June 3, 2002

By: /s/ Edward C. Zimmerman, III

---------------------------------

Edward C. Zimmerman, III

Chairman of the Board

President

Chief Executive Officer

Chief Financial Officer

Secretary


============================================================================

============================================================================

Unmarked Copy

---------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

EZ Travel, Inc.

----------------------------------------------------

(Name of Small Business Issuer in its charter)

Nevada 80-0001653

------------------------------- ---------------------------------------

(State or other jurisdiction of (I.R.S. Employer Identification Number)

incorporation or organization)

1928 Hodgenville, Suite 104, Las Vegas, NV 89106

------------------------------------------ --------------

(Address of principal executive offices) (zip code)

Issuers telephone number: (702) 221-1952

----------------

Securities to be registered under section 12(b) of the Act:

Title of Each Class Name on each exchange on which

to be registered each class is to be registered

-------------------------- -------------------------------

-------------------------- -------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 60,000,000 shares authorized,

3,600,000 issued and outstanding as of March 31, 2002. Preferred Stock,

$.001 par value per share, 15,000,000 shares authorized, none issued nor outstanding as of March 31, 2002.


FORWARD LOOKING STATEMENTS

EZ Travel, Inc., a developmental stage company (afterwards referred to

("EZ Travel") or the ("Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the

Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing,

words such as "may," "expect," "believe," "anticipate," "intend," "could,"

"estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. With respect to any forward-looking statements contained herein,

the Company believes that it is subject to a number of risk factors,

including: a limited operating history, its dependence on certain key personnel, the eventual need for additional capital, potential competition,

the possible inability to find suitable employees, possible regulatory hurdles created by changes in the travel industry, difficulties encountered creating a national presence in the travel industry, the inability to pay dividends, possible liabilities for service provided, and general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I ......................................................... 4

Item 1. Description of Business.................................. 4

Item 2. Management's Discussion and Analysis or Plan of

Operation................................................ 16

Item 3. Description of Property.................................. 18

Item 4. Security Ownership of Management and Others and Certain

Security Holders......................................... 19

Item 5. Directors, Executives, Officers and Significant

Item 2. Market Price of and Dividends of the Registrant's

Item 2. Changes in and Disagreements With Accountants on


Part I

Item 1. Description of Business

(i) Business Development, Organization and Acquisition Activities

EZ Travel, Inc., a developmental stage company, hereinafter referred to as

"the Company", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on December 27, 2001. The

original articles of the Company authorized the issuance of sixty million

(60,000,000) shares of Common Stock at par value of $0.001 per share and fifteen million (15,000,000) shares of Preferred Stock at par value of $0.001.

On December 28, 2001, the Company issued two million (2,000,000) shares of its $0.001 par value Common Stock for cash of $2,000, held by one (1)

shareholders of record.

On February 21, 2002, the Company initiated a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the

Securities Act of 1933, as amended, which resulted in the sale of an additional 1,600,000 shares of its $0.001 par value common stock to approximately 36 shareholders. As of March 31, 2002, therefore, the number of common shares issued and outstanding is three million, six-hundred thousand (3,600,000).

EZ Travel, Inc. is developmental stage company, which plans to provide travel agency related services, such as booking reservations for cruises,

hotel, car rental, and prepared tour packages. The Company maintains an

Internet web site located at http://www.eztravellv.com. Information contained on EZ Travel's web site is not part of this registration statement.

The Company anticipates that the proceeds from the sale of the common shares offered in the 504 Offering referred to above were sufficient to provide the capital requirements to implement the Company's initial plans over the next twelve months. Per State of Nevada travel agency operating requirements, the Company will not be able to begin its operations until it obtains a $50,000 travel agency bond.

Management believes the Company's continued expansion is dependent upon the achievement of profitable operations in the future, of which there are no guarantees. This expansion may include the acquisition of customer and referral lists from major businesses in the Las Vegas area to help the Company build its customer base of frequent travelers. The Company could be required to secure additional financing to fully implement its entire business plan.

Management believes to raise additional funding, the Company should be a fully reporting entity with the U.S. Securities and Exchange Commission. In this sense, potential investors will have the opportunity to review the company's activities and financial status. There is no guarantee that such financing will be available to the Company, or if available, will be on terms and conditions satisfactory to management.

As a fully reporting company with the U.S. Securities and Exchange Commission,

("SEC") the company will be required to pay for financial audits and quarterly financial reviews, along with the legal preparation of the required documents to maintain its reporting status. Based on the future complexity of the business, the accounting and legal fees could cost the Company a minimum of

$5,000 to $10,000 per year. If the company fails to raise or generate sufficient funding to maintain its full reporting status, it will be required to withdraw its Registration with the SEC.

(ii) Principal Products and Principal Markets

EZ Travel, Inc. was incorporated to set up a travel agency based in Las

Vegas, Nevada. The Company initially plans to focus its efforts on booking cruise tours, hotels, air travel and car rentals for future clients who live in Las Vegas. This includes but is not limited to: travel activities including, receptions and services for organized groups and individuals. The

Company hopes to organize travel tours to various locations outside of the the Las Vegas area.

In order to achieve success in organizing travel tours, management believes the Company will need to implement the following:

a) Develop promotional tools to generate new business and new customers.

b) Increase marketing efforts of its travel services through the use of promotional activities.

c) Implement more selective profitability criteria for proposal work. (This is, base travel packages and destinations on the best group rates available.)

d) Maintain an image of professionalism, reliable and fast service with emphasis on customer service..

e) Secure new financing that will help pay the required start-up costs.

As stated earlier, under Nevada State law, the Company cannot book any travel for customers until it obtains a $50,000 travel bond. As the Company is under-

funded, it does not have the required resources to post a $50,000 security deposit. Therefore, the Company is seeking arrangements with Las Vegas bonding companies to obtain the required bonding, with its current resources.

As the Company seeks bonding, its management is evaluating various travel options for future travel tours. The assessment of these options include the cost to travel to various locations, lodging, the cost of attractions,

and the age group appeal to said locations. As an example, management is investigating the group cost of tours to the Grand Canyon in Arizona, or a cruise from Los Angeles, CA to Ensenada, Mexico. Once management weighs the cost effectiveness and profitability per tour, a potential customer list can be developed. Initially, the customer list will be derived from known acquaintances and past contacts in the travel agency.


The Traditional Travel Industry.

--------------------------------

The travel industry is large and growing. Historically, airlines, hotels,

rental car agencies, cruise lines and vacation packagers have relied on internal sales departments and travel agencies as their primary distribution channels. The traditional travel agency channel is highly fragmented, with few nationally recognized brands. According to the American Society of

Travel Agents, there are over 23,000 travel agencies operating in more than 33,000 locations in the United States alone, with the average travel agency generating less than $3 million in annual gross bookings per location.

Travel agents are compensated primarily through commissions paid by travel suppliers on services booked. Most travel agencies also charge service fees to their customers. Traditionally, standard retail base commission rates paid by travel suppliers to travel agents have been

0 to 10% for airline tickets, 10% for hotel reservations and car rentals, and 10% to 15% for cruises and vacation packages. In addition, travel agencies can earn significant performance-based incentive compensation from travel suppliers that can substantially impact financial performance. These commission rates and override commissions are determined by travel suppliers and are subject to frequent change. In recent years, commission cutting and capping has led to a reduction in average commission rates. In particular, major carriers such as, but not limited to American, Delta, Northwest, and United eliminated standard commissions to travel agencies in March of 2002.

Based on these deep cuts in commission, in order for EZ Travel to obtain some degree of success, plans to offer complete travel tour packages to a particular destination. These tours would cater to a particular age group based on the tour location.


Travel agencies typically book reservations by telephone and fax and through electronic global distribution services ("GDS"), often referred to as GDS systems. Two such GDS systems are Galileo International's

Apollo system and SABRE Group Holdings Inc.'s SABRE system. The GDS

Systems provide real-time access to voluminous data on fares, availability and other travel information. The GDS data is constantly changing, with as many as one million airfare changes being made daily. Customers traditionally have relied on travel agents to access and interpret such rapidly changing information via complex and proprietary interfaces to GDS systems. As a result, the customer's prospects for obtaining the most favorable schedules and fares has been subject to the skill and experience of individual travel agents, whose availability may be limited, as well as to the commission offered to travel agents.

(iii) Status of Products and Services

The Company was incorporated in the State of Nevada on December 27, 2001

(file number: C34719-01)

The Company's president and CEO, Edward C. Zimmerman, III, has been actively involved in the travel industry for the past four years.

To date, the Company has taken the following initiatives and steps in order to further its operations and to implement its business plan:

a) The Company has developed a business plan and established administrative offices and an appropriate operating facility in Las Vegas, NV.

b) On February 21, 2002 the Company initiated a 504 offering which successfully generated $16,000, that has now been made available to implement the next phases of the Company's business plan.


c) The Company has applied for permits to offer travel agency services.

d) Pursuant to NRS 598.375, the Company is required to post a $50,000 travel agency security bond. Based on the Company's limited resources, the Company is currently accessing various options to fulfill this requirement.

e) The Company has initiated plans to identify prospective customers for the travel agency services. Initially, the customer list will be derived from known acquaintances and past contacts in the travel agency.

Management views this as the most efficient and cost effective manner to develop a customer base.

The first priority for EZ Travel is to create new business in the Las Vegas area, which will cater to the residents of Las Vegas. The Company's business plans encompasses the following strategies:

o Market its services to provide group tour packages.

o Identify travel locations, based on age demographics, where group tour packages can be offered.

o Obtain best group tour prices for travel, lodging, local travel,

and local attractions.

o Utilize known networking groups, e.g., senior centers, churches,

clubs, casino personnel, luncheon groups in the Las Vegas area, to market these group tour packages.

o Establish a reputation for EZ Travel, as a leisure travel agency.

The travel industry can be classified as follows:

Retail Travel Agencies

----------------------

Historically, individual travel agencies have been classified as commercial travel agencies or leisure travel agencies. Commercial agencies tend to be larger and focus on commercial accounts whose primary travel is for business purposes. Leisure agencies primarily deal with the general public for personal travel needs. Since EZ Travel plans to specialize in group travel tour, it considers itself a leisure travel agency.

Retail Travel Agency Industry Profile

-------------------------------------

The latest U.S. Travel Agency survey reported that the number of retail agencies had declined between 1998 and 2000. However, the survey also showed a 25% annual increase in travel agencies' gross sales from 1998-2000. This dramatic increase in sales has occurred despite the competitive threat posed by emerging online travel companies and a host of other factors including reductions in commissions paid by airlines and many initiatives undertaken by travel service providers to do business directly with the travel consumer.

Moreover, the number of travel agencies reported as profitable has steadily increased from 71% in 1998 to 73% in 1999 to 76% in 2000.

According the U.S. Department of Commerce, the attrition rate for travel agencies is influenced primarily by sales volume. In 2000, for example, 9 out of every 10 agencies with gross sales in excess of $5 million were profitable; a number which fell to eight out of 10 for agencies doing between

$2 to $5 million and seven out of 10 for agencies in the $1 to $2 million range. Only six out of 10 agencies selling less than $1 million were profitable.

The U. S. Department of Commerce reports, the largest attrition has been with the smaller travel agencies. In 1998, for example, 30% of the travel agencies had less than $1 million in sales. While these agencies constituted the largest single category of agencies, they only accounted for 6% of the total retail agency sales. In contrast, in 2000, 19% of the travel agencies had less than $1,000,000 in sales and these agencies accounted for only 3% of the total retail agency sales.


These figures reflect a strong consolidation trend in the retail travel agency industry. Smaller agencies are disappearing to the benefit of larger agencies. Larger agencies are enjoying increased profitability as their volumes increase. We expect this consolidation to continue and view it as a positive trend.

Las Vegas Travel Industry

In the Las Vegas, Nevada area, there are approximately 250 brick and mortar travel agencies, which serve the travel needs of both the local residents and people who travel through Las Vegas, who live elsewhere. Additionally,

there are approximately 10 travel clubs in Las Vegas, which provide vacation packages to their clients. The Company plans to differentiate itself from the other agencies by building a reputation in providing personalized tour packages catered to specific age groups, e.g., senior citizens.

Transition to Leisure Travel

----------------------------

The travel agencies have responded to these competitive challenges by increasing their attention to the sale of the more lucrative leisure and vacation travel. This has been particularly evident in the commercial agency sector as agencies have expanded their leisure travel offerings and targeted their corporate client bases. For example, according the U.S. Department of

Commerce, air travel sales by agencies have dropped as a percentage of gross sales from 61% in 1998 to 56% in 2000, while income from leisure travel sales increased from 49% in 1998 to 51% in 2000.

In 1997, for the first time since 1974, income from leisure travel sales by agencies exceeded 50% of gross revenues. Agencies typically receive 12%

to 20% commission on leisure sales. TravelnStore.com is specifically designed to address the leisure travel market, which continues to grow as the baby boom generation matures and uses its discretionary income for travel purchases.

Brick and Mortar Agency Sales Vs. Online Travel Sales

-----------------------------------------------------

Just as online retail sales compose only a small percentage of overall consumers spending, online travel sales represent only a small portion of overall travel industry gross receipts. For example, travel agents accounted for $126 billion in sales in 1997 whereas online travel sales amounted to only $654 million (approximately 0.5% of total receipts). Just the annual growth in agency sales of 5% or $6.3 billion between 1997 and 1998, is more than three times 1998 total online travel sales gross revenue. Many analysts have pointed out that rumors about the demise of travel agencies in the face of online sales competition are greatly exaggerated.


Travel Service Providers

------------------------

The Company will be required to negotiate group fare discounts if it plans to be competitive. This means it will need to work with travel service providers which include cruise lines, package tour companies, car rental companies, hotel groups, destination resorts and airlines. The retail travel agency industry has traditionally supplied the major distribution infrastructure for travel service providers. Consequently, travel service providers have invested heavily in cultivating, educating and motivating travel agents to sell their products.

Agency Competitors

------------------

In most cases, travel service providers also distribute their products directly to consumers. Traditionally this has been accomplished through consumer direct advertising and the use of in-house reservation centers or employees to field in-coming 800# telephone calls. This direct competition has always been a point of contention between travel agencies and travel service providers. Consequently, travel service providers have been judicious in their use of direct consumer marketing, oftentimes referring inquiries first to travel agencies and then to their own reservations staff.

Internet Marketing Initiatives

------------------------------

Virtually all types of travel service providers are using online commerce to offer their services. The travel industry has embraced the Internet because it is a perfect medium for the inexpensive distribution of large amounts of information. Because the presentation of travel services has always employed photographs and maps, the graphical nature of the Internet is a perfect fit for the distribution of travel information.

However, the Internet is not a conversational medium. What is presented is what is presented. To make an inquiry requires the use of e-mail, which usually has a long response cycle or the consumer must make a direct telephone call to the travel service provider. Consequently, only very simple travel services can easily be sold online. For this reason, the more complex and expensive leisure travel services continue to be sold by retail travel agencies on a person-to-person basis.

EZ Travel does not view the internet as a strategic method to build its customer base. It recognizes that it will be competing against companies who are better funded to utilize the internet to find customers. Management believes it can build its business through a referral network, based on the group package tours it plans to offer its clients.

Marketing and Advertising

-------------------------

The Company's marketing and advertising strategy is two-fold, one is to identify and find new clients, and two is to provide one-on-one customer service. Management of the Company has experience in the Las Vegas travel industry. He plans to utilize his travel agency contacts, and develop a referral base to build a client base for the Company. The

Company does not have the resources to initiate a media campaign.


(iv) Risk Factors

a) LIMITED OPERATING HISTORY MAKES POTENTIAL DIFFICULT TO ASSESS. The

Company was incorporated in the State of Nevada on December 27, 2001 (file number: C34719-01) As of the date of this document, the Company has developed a business plan, established administrative offices and an operating facility at Las Vegas, NV, and begun the process of identifying prospective customers for its travel agency business.

The Company has limited operating history and must be considered to be a developmental stage company. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, competition, the absence of an operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these problems, expenses that are frequently incurred in the operation of a new business and the competitive environment in which the Company will operate.

b) EVENTUAL NEED FOR ADDITIONAL CAPITAL. As of March, 2002, the Company

initiated a 504 Offering and was able to generate enough working capital to implement plans for the first year of its operations. However, management believes the Company will need $75,000-$100,000 of additional capital in order to expand its operations. Especially when it begins to expand beyond the Las

Vegas area, management believes the Company will need $75,000-$100,000 reserve of capital from which to draw in order to fund additional operations,

get the required licenses, identify customer bases, organize travel tours, and be able to advance book transportation and lodging for group tours. This need for additional funds will be derived somewhat from internal revenues and earnings, but the vast majority will be received from future stock offerings.

These future offerings could significantly dilute the value of any previous investor's investment value.

c) OPERATING LOSSES, NEGATIVE CASH FLOW FROM OPERATIONS LIKELY FOR

FORESEEABLE FUTURE. There is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional $75,000-$100,000 through a Regulation D, 505 or 506 Offering to fully

implement its entire business plan.


It is important to note that the Company anticipates that it will incur losses and negative cash flow over the next twelve (12) months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations.

d) STRONG COMPETITION COULD CUT INTO COMPANY'S MARKET. Competition for

travel services is very intense. Competition comes from both the traditional travel agencies and internet on-line booking services. There is no guarantee that the public will support EZ Travel in the future. Other companies, with greater financial resources, could enter the Las Vegas area, or current competitors could find ways to out perform EZ Travel, at the Company's expense.

EZ Travel will compete with both online and traditional sellers of the products and services.

Current and new competitors can launch new websites at a relatively low cost.

In addition, the traditional retail industry for the products and services EZ

Travel will offer is intensely competitive.

The Company will compete with a variety of companies with respect to each product or service it offers. With respect to travel products, these competitors include:

o Internet travel services such as Expedia, Travelocity.com and

Hotwire, a Web site that offers discounted fares on opaque

inventory;

o traditional travel agencies;

o consolidators and wholesalers of airline tickets and other travel products, including consolidators such as Cheaptickets.com and

Hotel Reservation Network;

o individual or groups of airlines, hotels, rental car companies,

cruise operators and other travel service providers; and

o operators of travel industry reservation databases such as

Worldspan and Sabre.

A number of airlines have invested in and offer discount airfares and travel services through their own internet websites. Competition from these and other sources could have a material adverse effect on the Company's business, results of operations and financial condition.

Furthermore, the Company's desire to expand could expose it to competition both from large companies who share the desire to operate in a national arena and from the established companies in various regions and areas of the country who would be fighting for the same customers as those of EZ Travel or its affiliates and associated entities.

Some of the Company's current and potential competitors have competitive advantages due to various factors, which include, among others:

o greater brand recognition and web site traffic;

o longer operating histories;

o larger customer bases;

o greater financial, marketing and other resources; and

o ability to secure products and services from travel suppliers with greater discounts and on more favorable terms than we can.

These and other competitors may be able to replicate the factors that might make

EZ Travel successful. In addition, EZ Travel may face competitive pressure due to the expansion of current and the creation of new technologies

e) Risks associated with Rapid Technological and Other Changes. The markets in which EZ Travel competes are characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing consumer demands.

The Company may not be able to keep up with these rapid changes. In addition,

these market characteristics are heightened by the emerging nature of the

Internet and the apparent need of companies from many industries to offer

Internet-based products and services. As a result, the Company's future success will depend on our ability to adapt to rapidly changing technologies,

to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require

EZ Travel to incur substantial expenditures to modify or adapt its services or infrastructure.


f) COMPANY MAY FAIL TO CONVINCE ENOUGH CUSTOMERS TO USE ITS SERVICES. The

Company's plans to establish a travel booking business with a primary emphasis on cruises are obviously dependent on its ability to convince travelers in the Las Vegas area that it is the best option to provide tour packages to a particular travel location. Despite the good reputation and strong referral base of the Company's management, if it cannot establish itself as an effective business in its home market it will not be able to fulfill any of the more ambitious aspects of its business plan. There can be no assurances that this market acceptance will be forthcoming.

g) DEPENDENCE ON KEY PERSONNEL COULD LEAD TO PROBLEMS. The Company

currently relies heavily upon the services and expertise of Edward C.

Zimmerman, III. Should the Company be deprived of the services of its sole officer for any reason during this period of initial and expansion, the results would be devastating to the Company and could lead to its dissolution.

h) DECLINES IN CONSUMER TRAVEL SPENDING COULD HARM THE COMPANY'S OPERATING

RESULTS. The majority of the company's expected revenue is expected to be derived from consumer spending in the travel industry. The travel industry,

especially leisure travel, depends on personal discretionary spending levels and suffers during economic downturns, recessions and international safety concerns. The travel industry is also highly susceptible to unforeseen events,

such as political instability, regional hostilities, terrorism, fuel price escalation, travel-related accidents, natural disasters, unusual weather patterns or travel industry related labor strikes. Any event that results in decreased consumer travel spending would likely have a negative effect on the

Company's operating results.

i) PLANS FOR EXPANSION MAY BE UNREALISTIC. The management of EZ Travel,

Inc. has confidence in its vision for the Company and believes that the time is ripe for a firm to develop and expand its travel business.

However the fact that none exists to this point is indicative of the strong possibility that the difficulties and challenges in creating such a company are too great to be overcome. Other companies, pursing this market have had such a vision and have been unsuccessful in their attempts to realize it.

This is especially the case, since more and more travel is booked over the internet, and traditional "store front" travel agencies have been losing business to internet bookings. Potential investors should carefully consider the possibility that the Company's plans to expand may not be realistic and could ultimately prove to be unworkable.


j) GOVERNMENT REGULATION COULD UNDERMINE THE COMPANY'S PROFITABILITY.

Though the Company plans on obtaining all required federal and state permits, licenses, and bonds to operate its facilities, there can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies. The products and services EZ Travel plans to provide are subject to various federal, state and local regulations. For example, its travel service is subject to laws governing the offer and/or sale of travel services as well as laws requiring the Company to register as a "seller of travel."

k) If the Company is unable to successfully replicate its business model in new markets, its future growth and operating results would be adversely affected. The Company plans to rely heavily on the expertise and referral base from its sole officer, who has knowledge of the travel industry in Las

Vegas, Nevada. The Company plans to develop its Market niche by organizing group tour packages. It may be difficult to replicate this model in new markets across the United States. Therefore, EZ Travel cannot be sure that this business model will be successful in other markets. For example, the

Company may be unable to train other personnel on how to develop another markets for its group tour packages. Future operating results would be adversely affected if the Company is unable to expand its operations.

l) SHARES SUBJECT TO RULE 144. On March 31, 2002, the Company had

2,000,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for two years from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid,

may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than three years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future. (See "PRINCIPAL STOCKHOLDERS")


m) POTENTIAL FLUCTUATION IN OPERATING RESULTS; QUARTERLY FLUCTUATIONS

Seasonality in the travel industry is likely to cause quarterly fluctuations in

EZ Travel's operating results. Based on Las Vegas travel industry trends, the

Company expects travel tours to increase during late winter/early spring and fall and slightly lower during the middle of the summer when the temperatures for the area are in the triple digits. If the business expands beyond Las

Vegas, seasonal fluctuations may affect EZ Travel in different ways. Because of the Company's limited operating history, management does not know which seasonal patterns, if any, will predominate. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. If seasonality in the travel industry causes quarterly fluctuations, there could be a material adverse effect on the

Company's business.

n) RISKS ASSOCIATED WITH ACQUISITIONS

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the

Company believes are strategic and would help it to expand its operations and/or future customer base.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business,

technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized.

Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s)

might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the

Company, or at all, and such financing, if available, might be dilutive.

o) NO MARKET EXISTS FOR THE COMPANY'S STOCK. There is currently no established public trading market for EZ Travel Industries securities. A trading market in EZ Travel's securities may never develop or, if developed,

it may not be able to be sustained. If for any reason EZ Travel's common stock is not listed on the NASD OTC Bulletin Board or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so. Various factors,

such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, changes in financial estimates by securities analysts and other factors may have a significant impact on the market price of EZ Travel's securities.


(v) Customers

The Company has yet to establish a customer base. There are no assurances that the Company will be able to offer products or services that would attract future customers from its competition.

(vi) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty

Agreements, or Labor Contracts

The Company regards substantial elements of its future and underlying infrastructure and technology as proprietary and attempts to protect them by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The

Company plans to enter into confidentiality agreements with its future employees and any future consultants. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in irrigation businesses may be uncertain, and no assurance can be given as to the future viability or value of any of the Company's proprietary rights. This can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information, which could have a material adverse effect on the

Company's business, results of operations and financial condition.

(vii) Effect of Existing or Probable Government Regulations and

Environmental Laws

Certain segments of the travel industry are heavily regulated by the United

States and foreign governments, and accordingly, certain services which EZ

Travel plans to offer are affected by such regulations. For example, the

Company will be subject to United States Department of Transportation regulations prohibiting unfair and deceptive practices. The Company is subject to regulation by a number of states that have "seller of travel" acts.

These acts require the Company to register as a seller of travel, comply with certain disclosure requirements, post a bond or escrow funds and/or participate in state restitution funds. For example, in the State of Nevada,

pursuant to NRS 598.375, the Company is required to post a $50,000 travel agency security bond. The Company is also required to comply with State and

County licenses. Additionally, the Company's services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. These consumer protection laws could result in substantial compliance costs.


(viii) Employee

The Company currently has one (1) employee, who serves as President and Chief

Executive Officer. In order to further implement its business plan,

management recognizes that additional staff will be required. This would include an office assistant and sales agents as required to complete the work.

Item 2. Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(i) In its initial approximately three (3) month operating period ended March

31, 2002, the Company incurred an operating net loss of $2,088 and a negative cash flow of $1,808 from operations. The majority of these costs were State incorporation fees and accounting costs. It has yet to receive any positive net income from operations.

The major components to expenses faced by the company in its day to day operations includes auditor fees, legal fees, posting a travel agency bond and general administrative expenses. Additionally the company plans to expend approximately $10,000 on a yearly salary for its sole officer. The Company does not plan to increase this salary unless the Company can become profitable.

If the Company becomes profitable, the company will further access salaries and adding additional personnel to the payroll. Management intends to continue minimize costs until such a time in its discretion it believes expansion would be prudent. One element in making this determination is positive cash flow on a quarterly basis. If or when the company is successful in achieving this quarterly positive cash flow, it is likely that the company will consider expanding its personnel which will increase costs.

In December of 2001, one (1) founding shareholder purchased 2,000,000 shares of the Company's authorized treasury stock for cash totaling $2,000. This original stock offering was made pursuant to Nevada Revised Statues Chapter

90.490. Additionally, in March of 2002, the Company completed an offering of one million six hundred thousand (1,600,000) shares of the Common Stock of the Company to approximately thirty-six (36) unaffiliated shareholders, which resulted in $16,000 to the company. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities

Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has three million six hundred thousand

(3,600,000) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty-seven (37) shareholders of record. Management has determined that the proceeds from the sale of all of the Common Shares sold in the public offering delineated above will be sufficient to provide the Company's capital needs for the next twelve (12)

months. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

The Company has no current commitments or other long-term debt. Additionally,

the Company has and may in the future invest in short-term investments from time to time. There can be no assurance that these investments will result in profit or loss.


As of March 31, 2002, the Company has yet to generate any positive net income from operations. The Company does not expect to generate positive cash flows from operations until it can further define its organized tour groups, and develop a client base. Management is evaluating locations for these proposed group tours. The company believes that it has sufficient liquidity and cash reserves for the next 12 months. Management believes it will need to raise approximately $75,000-$100,000 before it can successfully begin its operations.

The bulk of these funds will be required to establish a travel agency bond,

pay advance down payment fees for tours which would include travel, lodging,

and local transportation. While these expectations are formulated based upon prudent and conservative presumptions, there can be no assurance that in fact such projections will indeed come to fruition. The company does believe however, that by positioning itself as a fully reporting company with the U.S.

Securities and Exchange Commission, it will secure a more optimal position in the view of the investing public to invest funds in the Company. As such management believes that it would be more likely to attract additional investors via potential private placements for additional capitalization.

Notwithstanding such an assessment, the company is not presently aware of any specific interest from potential investors, nor is management certain that such additional private capital will be available or that the company will in fact be successful in securing additional capital. If or when the company reaches break-even point and can therefore demonstrate to potential private investors that it can generate net income or profits, then this factor, as a fully reporting company, will be utilized to market the company as an investment for private placement purposes. The raising an additional $75,000 to $100,000 privately via the issuance of common stock, debt, or hybrid instruments as of yet not determined. This capital infusion shall be used mainly for furtherance of the company's business plan to organize, book, and find potential customers for group tours. If the company cannot succeed in implementing such a strategy, then its prospects for growth are substantially undermined. There are no guarantees that such financing will be available to the Company, or if available, will be on terms and conditions satisfactory to management. If additional financing does not become available to the Company,

EZ Travel may be forced to terminate it business.

The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

There remains no guarantees that other companies might not be working on similar plans and that some of these may have better funding or more workable business plans. These could curtail the Company's earning potential or even force it out of business entirely.


(ii) Management believes that the Company's future growth and success will be largely dependent on its ability to find and provide excellent customer service to clients who seek the services of a travel agency.

The Company has not incurred any research and development costs from December

27, 2001 (date of inception) through March 31, 2002. Any research activities are not expected to be borne by any of the Company's customers, of which there are none, but rather by the Company.

(iii) The Company does not expect to purchase or sell any of its facilities or equipment.

(iv) Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B. Segment Data

EZ Travel has only one business segment, therefore, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3. Description of Property

A. Description of Property

The Company's corporate headquarters are located at: 1928 Hodgenville,

Suite 104, Las Vegas, NV 89106. Telephone number: (702) 221-1952. The space is provide to EZ Travel by its director at no cost to the business.

This space consists of approximately 250 square feet, with a dedicated phone line and fax line for the business. (See financial Note 4 entitled

"Related Party Transaction."

B. Investment Policies

The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the

Company does not intend to make such investments in the near future.


Item 4. Security Ownership of Management and Certain Security Holders

A. The following table sets forth information concerning stock ownership of (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the

Company to own beneficially more than five percent (5%) of the Common Stock of the Company. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.




Amount

Title Name and Address of shares Percent

of of Beneficial held by Date of

Class Owner of Shares Position Owner Acquired Class

-----------------------------------------------------------------------------


Common Edward Zimmerman, III Pres./CEO 2,000,000 12/28/01 55.55%

-----------------------------------------------------------------------------

All Executive Officers as a Group (1 person)



(1) c/o EZ Travel, Inc., 1928 Hodgenville, Suite 104, Las Vegas, NV 89106

B. Persons Sharing Ownership of Control of Shares

Edward C. Zimmerman, III owns and shares the power to vote ten percent

(10%) or more of the Company's securities.

C. Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D. Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the

Company.

E. Parents of the Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.


Item 5. Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:




Name Age Position Appointed

------------ --- ------------------------------ ---------


E. C. Zimmerman, III 23 Chairman of the Board 12/27/01

President, CEO, CFO

Secretary



B. Family relationships

Not applicable.

C. Work Experience

Edward C. Zimmerman, III, Director, President, CEO/CFO, Secretary

-----------------------------------------------------------------

Edward Zimmerman, III is 23 years, born in Philadelphia, PA on

October 19, 1978. In August 1991 he and his immediate family moved to

Las Vegas, Nevada. He participated in the J.R.O.T.C. leadership training program during high school and achieved the status of Battalion Executive

Officer (second in command) by his senior year. He graduated from Bonanza H.S.

June, 1996. He then attended Heritage College, Las Vegas, Nevada, where he graduated with honors in June, 1998, with a Diploma of Applied Science in

Travel and Tourism. Upon graduation in June, 1998, from Heritage College he went to work for Ambassador Travel, where he worked as a travel agent until

March, 2002. At that time, he started and went to work for EZ Travel, Inc. He plans to devote approximately 20 hours per week to EZ Travel.


D. Involvement on Certain Material Legal Proceedings During the Last Five

Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

(i) Remuneration of Directors and Executive Officers




Compensation of Executive Officer

Name Title Salary Bonus Common Stock

----------------------------------------------------------------------


E. C. Zimmerman President/CEO $10,000 None None

All Executive Officers as a Group (1 person)



The Company currently does not have employment agreements with its executive officers. The executive officers will not draw any salary from the Company, and the Company - in order to prudently manage its limited financial resources - does not plan on compensating its executive officers for their present services rendered to the Company for the foreseeable future while EZ Travel is in its early stages. Edward Zimmerman, III,

is currently involved in other activities.

(ii) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from December 27, 2001 to May 31, 2002 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.


Item 7. Interest of Management and Others in Certain Transactions

By Board Resolution, the Company hired the professional services of Merdinger,

Fruchter, Rosen & Corso, P.C., 888 Seventh Avenue, Suite 2900, New York, NY

10106, Certified Public Accountants, to perform audited financials for the

Company. Merdinger, Fruchter, Rosen & Corso, P.C., own no stock in the

Company. The company has no formal contracts its CPA, who is paid on a fee-

for-service basis.

Mr. Edward C. Zimmerman, III, receives a salary of $10,000 per year to execute the company's business plan.

Because of the Company's development stage nature and its relatively recent inception, December 27, 2001, the Company has no relationships or transactions to disclose.


Part II

Item 1. Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2. Market Price of and Dividends of the Registrant's Common Equity and

Other Stockholder Matters.

A. Market Information

(1) The common stock of the Company is currently not traded on the OTC

Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the

Company's securities, but the Company may initiate such discussions in the future. In addition, being a start-up, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's

Common Stock.

(ii) There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C. Holders

As of May 31, 2002 , the Company has approximately 37 stockholders of record.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.


E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is

Holladay Stock Transfer, 2939 North 67th Place, Scottsdale, Arizona,

Phone: 480-481-3940.

Item 3. Recent Sales of Unregistered Securities

On December 28, 2001, the Company issued two million (2,000,000) shares of its $0.001 par value Common Stock for cash of $2,000, held by one (1)

shareholder of record.

On February 21, 2002, EZ Travel was issued a permit to sell securities by the

State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state (See Exhibit 99 "Notice of

Effectiveness"). The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On

March 31, 2002, EZ Travel completed a public offering of shares of our common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933,

as amended, and the registration by qualification of said offering in the

State of Nevada, whereby EZ Travel sold 1,600,000 shares of Common Stock to approximately 36 unaffiliated shareholders of record, none of whom were or are officers, directors or affiliates of the Company. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. The Company filed an original Form D with the Securities and Exchange Commission on or about March 31, 2002. As of March 31, 2002,

therefore, the number of common shares issued and outstanding is three million,

six-hundred thousand (3,600,000).

In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the March, 2002 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the March, 2002 offering:

a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

1. subject to the reporting requirements of section 13 or 15(d) of the

Exchange Act;

2. an investment company; or

3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.


At the time of the March, 2002 offering, EZ Travel was not subject to the reporting requirements of section 13 or section 15(d) of the Exchange

Act. Further, the Company is not now, nor at the time of the March,

2002 offering, considered to be an investment company. Finally, since its inception, the Company has pursued a pursued a specific business plan of providing travel booking services to customers in the Las Vegas, Nevada area.

b. Conditions to be met.

1. General Conditions. To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a),

(c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;

ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or

iii. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a). EZ Travel was issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in Nevada.

2. The aggregate offering price for an offering of securities under this Rule

504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504,

in reliance on any exemption under section 3(b), or in violation of section

5(a) of the Securities Act.


Item 4. Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors.

The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no such rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2) Potential Liabilities of Common Stockholders to State and Local

Authorities

No material potential liabilities are anticipated to be imposed on stock-

holders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities.

Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.


B. Preferred Stock

The authorized preferred stock of the corporation consists of 15,000,000 shares with a par value of $0.001 per share.

Five million (5,000,000) authorized Series A Preferred Shares with a par value of $0.001 and such other terms as determined by the board of Directors of the corporation prior to their issuance. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten (10) Common Shares.

Each Series A Preferred Share may be converted into ten (10) Common Shares upon approval by the Board of Directors of the corporation.

Five million (5,000,000) authorized Series B Preferred Shares with a par value of $0.001 per share and such other terms as may be determined prior to their issuance by the Board of Directors. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two (2) Common Shares.

Each Series B Preferred Share may be converted into two (2) Common Shares upon approval by the Board of Directors.

Five million (5,000,000) authorized Series C Preferred Shares with a par value of $0.001 per share and such other terms as may be determined by the Board of

Directors prior to their issuance. No Series C Preferred Share shall have voting rights.

The Company has not issued any preferred stock to date, nor have they developed the descriptive attributes of these preferred shares. The Company can issue shares of preferred stock in series with such preferences and designations as its board of directors may determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation, and conversion rights. This could dilute the voting strength of the holders of common stock and may help the

EZ Travel's management impede a takeover or attempted change in control.

C. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

D. Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

E. Nevada Anti-Takeover Provisions

The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada

Corporation Law apply to EZ Travel. Section 78.438 of the Nevada law prohibits the Company from merging with or selling EZ Travel or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the EZ Travel shares, unless the transaction is approved by EZ Travel's Board of Directors. The provisions also prohibit the Company from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of EZ Travel.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors,

officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities,

including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent


of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties;

provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the

Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit,

litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion,

direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article VII of the Articles of Incorporation states: " Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership,

joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the

Corporation as incurred and in advance of the final disposition of the action,

suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer."

"

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the

Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the

Securities Act and will be governed by the final adjudication of such issue.


Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

a) Financial Statements

EZ TRAVEL, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001


CONTENTS




PAGE


INDEPENDENT AUDITORS' REPORT F-1

BALANCE SHEETS F-2

STATEMENTS OF OPERATIONS F-3

STATEMENT OF STOCKHOLDERS' EQUITY F-4

STATEMENTS OF CASH FLOWS F-5

NOTES TO FINANCIAL STATEMENTS F-6-8



b) Interim Financial Statements are provided through March 31, 2002.

c) Financial Statements of businesses acquired or to be acquired are not provided at this time, as they are not applicable.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and

Financial Disclosure.

None -- Not applicable.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors of EZ Travel, Inc.:

We have audited the accompanying balance sheet of EZ Travel, Inc. (A

Development Stage Company) as of March 31, 2002 and December 31, 2001, and the

related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 2002, for the period from December 27, 2001

(inception) to December 31, 2001, and for the period from December 27, 2001

(inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Travel,

Inc. as of March 31, 2002 and December 31, 2001, the results of its operations and its cash flows for the three months ended March 31, 2002, for the period from December 27, 2001 (inception) to December 31, 2001, and for the period from December 27, 2001 (inception) to March 31 2002, in conformity with accounting principles generally accepted in the United States of America.

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.

Certified Public Accountants

New York, New York

April 26, 2002

F-1


EZ TRAVEL, INC.

(A Development Stage Company)

BALANCE SHEETS




BALANCE SHEETS

March 31, December 31,

2002 2001

------------- ------------


ASSETS

Cash and cash equivalents $ 13,311 $ 2,000

------------- ------------

Total current assets 13,311 2,000

Property and equipment, net of accumulated

depreciation of $280 2,601 -

------------- ------------

TOTAL ASSETS $ 15,912 $ 2,000

============= ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Total current liabilities $ - $ -

------------- ------------

STOCKHOLDERS' EQUITY

Preferred stock, Series A:B:C; $0.001 par value;

5,000,000 shares authorized per series,

-0- shares issued and outstanding - -

Common stock, $0.001 par value;

60,000,000 shares authorized, 3,600,000 and

2,000,000 shares issued and outstanding 3,600 2,000

Additional paid-in capital 14,400 -

Deficit accumulated during

the development stage (2,088) -

------------- ------------

Total stockholders' equity 15,912 2,000

------------- ------------

Total liabilities and stockholders' equity $ 15,912 $ 2,000

============= ============



The accompanying notes are an integral part of these financial statements.

F-2


EZ TRAVEL, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS




STATEMENTS OF OPERATIONS

For the From From

Three December 27, December 27,

Months 2001 2001

Ended (Inception) to (Inception) to

March 31, December 31, March 31,

2002 2001 2002

--------- ------------ --------------


Revenue $ - $ - $ -

General and administrative expenses 2,088 - 2,088

--------- ------------ --------------

Loss from operations before provision

for income taxes (2,088) - (2,088)

Provision for income taxes - - -

--------- ------------ --------------

Net loss $ (2,088) $ - $ (2,088)

========= ============ ==============

Net loss per share - basic and diluted $ - $ - $ -

========= ============ ==============

Weighted average number of common shares2,205,333 2,000,000 2,196,596

========= ============ ==============



The accompanying notes are an integral part of these financial statements.

F-3


EZ TRAVEL, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY




STATEMENT OF STOCKHOLDERS' EQUITY

Deficit

Accumulated

Additional During the Total

Preferred Stock Common Stock Paid-In Development Stockholders'

Shares Amount Shares Amount Capital Stage Equity

------- ------- --------- ------ -------- ----------- -------------


Balance,

Dec 27,2001

(Inception) - $ - - $ - $ - $ - $ -

Founder

shares

issued at

$0.001 - - 2,000,000 2,000 - - 2,000

------- ------- --------- ------ -------- ----------- -------------

Balance,

Dec 31,2001 - - 2,000,000 2,000 - - 2,000

Sale of

common stock

at $0.01

per share

from

Jan 3,2002

through

Mar 31,2002

(pursuant

to Rule 504

offering) - - 1,600,000 1,600 14,400 - 16,000

Loss for

the period - - - - - (2,088) (2,088)

------- ------- --------- ------ -------- ----------- -------------

Balance,

Dec 31,2001 - $ - 3,600,000 $3,600 $ 14,400 $ (2,088) $ 15,912

======= ======= ========= ====== ======== =========== =============



The accompanying notes are an integral part of these financial statements.

F-4


EZ TRAVEL, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS




STATEMENT OF CASH FLOWS

For the From From

Three December 27, December 27,

Months 2001 2001

Ended (Inception) to (Inception) to

March 31, December 31, March 31,

2002 2001 2002

--------- ------------ --------------


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss $ (2,088) $ - $ (2,088)

Adjustments to reconcile net loss to net

cash used by operating activities:

Depreciation and amortization 280 - 280

--------- ------------ --------------

NET CASH USED IN OPERATING ACTIVITIES (1,808) - (1,808)

--------- ------------ --------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixed assets (2,881) - (2,881)

--------- ------------ --------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of capital stock 16,000 2,000 18,000

--------- ------------ --------------

Net change in cash 11,311 2,000 13,311

Cash - beginning of period - - -

Cash - end of period $ 13,311 $ 2,000 $ 13,311

========= ============ ==============

Supplemental Information:

Cash payments made for:

Income taxes $ - $ - $ -

========= ============ ==============

Interest $ - $ - $ -

========= ============ ==============



The accompanying notes are an integral part of these financial statements.

F-5


EZ TRAVEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES

Nature of Operations

--------------------

EZ Travel, Inc. (the "Company") is currently a development-stage company under the provisions of the Financial Accounting Standards

Board ("FASB") Statement of Financial Accounting Standards ("SFAS")

No. 7. The Company was incorporated under the laws of the state of

Nevada on December 27, 2001.

Use of Estimates

----------------

The preparation of financial statements in conformity with

generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

-------------------------

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash

equivalents.

Property and equipment

----------------------

Property and equipment is stated at cost. Depreciation and

amortization is computed using the straight-line method over the estimated useful lives of the various classes of assets.

Long-Lived Assets

-----------------

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets

and for Long-Lived Assets to be Disposed of," requires that long-

lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment

whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined that no impairment loss need be recognized for applicable assets of operations.

Income Taxes

------------

Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income

Taxes." Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

F-6


EZ TRAVEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES (Continued)

Earnings Per Share

------------------

The Company calculates earnings per share in accordance with SFAS

No. 128, "Earnings Per Share," which requires presentation of basic earnings per share ("BEPS") and diluted earnings per share

("DEPS"). The computation of BEPS is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. DEPS gives effect to all dilutive potential common shares outstanding during the

period. The computation of DEPS does not assume conversion,

exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of December 31, 2001, the

Company had no securities that would effect loss per share if they were to be dilutive.

Comprehensive Income

--------------------

SFAS No. 130, "Reporting Comprehensive Income," establishes

standards for the reporting and display of comprehensive income and its components in the financial statements. The Company had no items of other comprehensive income and therefore has not presented a statement of comprehensive income.

NOTE 2 - INCOME TAXES

The components of the provision for income taxes for the period from December 27, 2001 (inception) to March 31, 2002 are as

follows:

Current Tax Expense

U.S. Federal $ -

State and Local -

---------

Total Current -

---------

Deferred Tax Expense

U.S. Federal -

State and Local -

---------

Total Deferred -

---------

Total Tax Provision (Benefit) from

Continuing Operations $ -

=========

The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

F-7


EZ TRAVEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002 AND DECEMBER 31, 2001

NOTE 2 - INCOME TAXES (Continued)

Federal Income Tax Rate 34.0%

Effect of Valuation Allowance (34.0)%

--------

Effective Income Tax Rate 0.0%

========

At March 31, 2002, the Company had a net carryforward losses of

$2,088. Because of the current uncertainty of realizing the

benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of March 31, 2002 are as follows:

Deferred Tax Assets

Loss Carryforwards $ 710

Less: Valuation Allowance (710)

-------

Net Deferred Tax Assets $ -

=======

Net operating loss carryforwards expire in 2021.

NOTE 3 - COMMON STOCK

On December 27, 2001, the Company issued 2,000,000 shares of its

$0.001 par value common stock to its founders for cash of $2,000.

During March 2002, the Company issued 1,600,000 shares of its

$0.001 par value common stock at $0.01 per share for cash of

$16,000. The shares were issued pursuant to Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933 offering.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property.

The officers/directors of the Company provide office and other services without charge. Such costs are immaterial to the

financial statements and, accordingly, have not been reflected therein. These individuals are involved in other business

activities and may, in the future, become involved in other

business opportunities. If specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

F-8


Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

EXHIBIT INDEX

The following exhibits are filed as part of this Registration statement with the Securities and Exchange Commission, following Item 601 of Regulation

S-B. All exhibits refer to EZ Travel, Inc., unless otherwise indicated.

-------------------------------------------------------------------------

EXHIBITS

SEC REFERENCE TITLE OF DOCUMENT LOCATION

NUMBER

-------------------------------------------------------------------------

3(a) Articles of Incorporation* Previously

(Filed on December 27, 2001) filed

-------------------------------------------------------------------------

3(b) Bylaws* Previously

(Adopted December 21, 2001) filed

-------------------------------------------------------------------------

4 Sample Stock Certificate* Previously

filed

-------------------------------------------------------------------------

23 Consent of CPA* Previously

filed

-------------------------------------------------------------------------

99 Notice of Effectiveness issued by Previously

Nevada Secretary of State* filed

-------------------------------------------------------------------------

* Previously filed as an exhibit to the Company's Form 10SB12G filed on

May 2, 2002.


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EZ Travel, Inc.

-----------------------------

(Registrant)

Dated: June 3, 2002

By: /s/ Edward C. Zimmerman, III

---------------------------------

Edward C. Zimmerman, III

Chairman of the Board

President

Chief Executive Officer

Chief Financial Officer

Secretary
